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Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS ANNOUNCES THE ALLOWANCE OF A UNITED STATES PATENT TO PROTECT ANTICANCER AGENTS

TORONTO, CANADA, August 16, 2006 – Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today announced that its wholly owned subsidiary, GeneSense Technologies Inc., has been allowed a patent from the United States Patent and Trademark Office for antisense oligonucleotides directed towards the novel cancer target neuropilin.

The patent, titled “Neuropilin antisense oligonucleotide sequences and methods of using same to modulate cell growth,” protects a series of antisense molecules that specifically bind to and decrease neuropilin target RNA in cells.  The patent also protects the use of these antisense agents in the treatment of various forms of human cancer, including lung, colon, prostate, and breast cancers.

Included in the patent is Lorus’ lead neuropilin antisense drug GTI-3611. In preclinical studies, GTI-3611 significantly inhibited growth of several cancer types, and markedly reduced the number of lung tumors in a mouse model of metastatic human melanoma.  Consistent with an antisense mechanism of action, high levels of neuropilin coding RNA found in cancer cells were substantially decreased following treatment with GTI-3611, as well as with other neuropilin antisense oligonucleotides listed in the patent.

“In addition to the ongoing clinical trials with the anticancer drugs GTI-2040 and GTI-2501, Lorus has preclinical programs in antisense and the related area of siRNA technology that have yielded novel drug candidates,” said Dr. Jim A. Wright, President and CEO of Lorus. “This new

patent in the US, one of the largest markets in the world for anticancer drugs, fits into our strategy of protecting our novel technologies and adds to our strong global intellectual property portfolio.”

About Neuropilin

Neuropilin is a coreceptor for a form of vascular endothelial growth factor (VEGF), which is a soluble protein that stimulates tumor growth and angiogenesis (growth of blood vessels, which support tumor growth).  Neuropilin is expressed on tumor blood vessel cells as well as by multiple cancer types, including breast cancer, prostate cancer, lung cancer, and melanoma.  This expression increases the binding of VEGF to tumor cells and has been shown to promote cancer cell growth and tumor progression.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.